

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14<sup>th</sup> Floor
New York, NY  10005

March 29, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Rights to Purchase common shares, no par value of NEXGEN ENERGY LTD. under the Exchange Act of 1934.

Sincerely,

